UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Amendment No. 1 to Form 6-K which was furnished by Kitov Pharma Ltd. (the “Company” or the “Registrant”) to the Commission on August 29, 2018, amends the initial submission of the Form 6-K to include the Company’s unaudited condensed consolidated interim financial statements as of June 30, 2018, and for the six months then ended in XBRL format. A copy of the XBRL interactive financial data attached hereto is also being placed on the Company’s website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Form 6-K/A. We have included our website address in this Form 6-K/A solely as inactive textual references.

Exhibits

99.1	XBRL Files containing the Registrant’s unaudited condensed consolidated interim financial statements as of June 30, 2018, and for the six months then ended.

The information contained within this report on Form 6-K/A and all Exhibits attached hereto should be read in conjunction with (1) the initial Form 6-K we submitted on August 29, 2018; (2) our unaudited condensed consolidated interim financial statements as of June 30, 2018, and for the six months then ended; and, (2) our audited consolidated financial statements for the year ended December 31, 2017, which appears in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2018, as well as the other information contained in such Annual Report on Form 20-F and in our Registration Statements and Prospectuses filed with the SEC.

This Form 6-K/A, including the entire Exhibit 99.1 attached hereto, are all hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

September 17, 2018	By:	/s/ Simcha Rock
Simcha Rock
CFO and Director

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